Exhibit 4.7

SPECIAL PERSONAL EMPLOYMENT AGREEMENT

and Notification of Employment Conditions Pursuant to the Notice to the Employee and
Job Candidate Law (Employment Conditions and Candidate Screening and Selection Procedures), 5762-2002

Made and Entered into on the 5th Day of January, 2016.

Between:	ASIA PITUACH (A.D.B.M.) LTD., Public Company No.: 520036062 of 7 Jabotinsky Street, Ramat Gan, Israel (hereinafter: the "Company" or the "Employer") On the One Part;
And	Mr. Haim Siboni, Identity Card No.: 069964997 of 23 Ben Gurion Avenue, Lod, Israel (hereinafter: the "Employee") On the Second Part;

Whereas	The Company is a public company, mainly engaged in the field of car safety through devices installed within the car for the purpose of preventing car accidents (hereinafter: the "Company’s Activities"); and

Whereas	The Company is interested in employing the Employee in the position of its chief executive officer (hereinafter: "CEO"); and

Whereas	The Employee desires to be employed by the Company is such position; and

Whereas	The parties wish to establish the terms and conditions of their engagement in this personal employment agreement which shall exclusively regulate the Employee’s terms of employment by the Company.

Therefore, it has been agreed, stipulated and declared by and between the parties as follows:

1.	General

1.1	The preamble to this Special Person Employment Agreement (hereinafter: the "Agreement") and its annexes form an integral part hereof.

1.2	The section headings appearing in this Agreement are for ease of reading only and shall not be used for interpretation hereof.

2.	The Exclusivity of the Agreement

2.1	The Employee is employed under a personal agreement and therefore, only the provisions of this Agreement shall apply to the employment relations between the Employee and the Company, to the exclusion of any other agreements whatsoever. Without derogating from the generality of the aforesaid, it is hereby agreed and declared, that during the term of this Agreement, the provisions of any collective bargaining agreements and/or arrangements and/or any other agreements shall not apply to the parties’ relations.

3.	Employee’s Role and Scope of Position

3.1	The Employee will be employed in the position of CEO at a scope which is not lower than 80% of a (an ordinary) position, namely, at least 148 monthly working hours, on an annual average basis.

3.2	The Employee will be subordinated and shall report directly to the Company’s board of directors, or any other organ determined by the board of directors.

3.3	The Employee shall perform his work in Ramat Gan, at the Company’s registered offices, or in any other location in Israel or abroad in which he will be required, in accordance with the Company’s needs.

3.4	The Employee undertakes to discharge his duties loyally and devotedly to the best of his qualifications and skills to promote the objectives of the Company while keeping the Company’s secrets in confidence, during and following the employment term.

3.5	As part of his position scope, the Employee shall be responsible for all acts and tasks entailed by the position of CEO, as defined from time to time by the Company, including, without limitation, the following acts: (1) management of the Company’s manpower and assets; (2) marketing the Company’s activities; (3) undertaking acts intended to raise capital for financing the Company’s activities and developing its products. The Company’s board of directors may change the Employee's job title and duties or the type and scope of the tasks assigned to the Employee from time to time, at its discretion.

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4.	Employee’s Employment Term and Termination of the Agreement

4.1	This Agreement will become effective and the Employee will be employed by the Company, from the closing date of the Transaction, as such term is defined in the merger agreement dated October 11, 2015 entered by and between the Company, Magna - BSP Ltd. and 4Eyes Autonomous Ltd. (hereinafter: the "Employment Commencement Date"). The Agreement is entered for a term of three (3) years, starting from the Employment Commencement Date (hereinafter: the "Initial Employment Term"), unless revoked, and the Employee’s employment terminated earlier by either parties hereto, in accordance with the provisions of sections 4.3, 4.5 or 4.6 below.

4.2	At the end of the Initial Employment Term, this Agreement will be automatically extended for additional three (3) years term each time, subject to receipt of all the necessary approvals under any law.

4.3	The Company may terminate this Agreement, at any time and for any reason, pursuant to the Company’s board of directors’ resolution, by at least six (6) months prior written notice to the Employee (hereinafter: the "Prior Notice" and the "Prior Notice Period", respectively).

4.4	During the Prior Notice Period, the employee will continue to work and discharge his duties and perform all his obligations hereunder, including the orderly transfer of his duties to whomever the Company instructs. During the Prior Notice Period, the Employee will be entitled to the full compensation and fringe benefits to which he was entitled immediately prior to the Prior Notice date; The Company, however, may waive all or any part of the Employee’s work during the Prior Notice Period, provided the Company pays the Employee any compensation the Employee is entitled to with respect to such portion of the Prior Notice Period for which the Company had waived the Employee’s work.

4.5	Without derogating from the aforesaid, the Employee may terminate this Agreement, at any time and for any reason, by at least three (3) months prior written notice to the Company. In such case, the provisions of section 4.4 above shall apply, mutatis mutandis.

4.6	Without derogating from the rights of the Company under this Agreement and/or any law, the Company may terminate this Agreement, without prior written notice or payment in lieu of prior notice, and the Employee’s work with the Company hereunder shall immediately terminate upon receipt of the board of directors’ notice by the Employee, upon the occurrence of any one of the following cases (hereinafter: the "Special Circumstances"):

4.6.1	The Employee was convicted of a criminal offense (excluding traffic offenses) and/or offenses involving moral turpitude;

4.6.2	Fundamental breach of this Agreement by the Employee which was not cured within 30 days following receipt of a written notice in this matter by the Employee;

4.6.3	In case the Employee causes malicious damage to the Company’s affairs or good name;

4.6.4	Any other case included in the circumstances in which the Company is entitled to duly dismiss the Employee without an entitlement to full or partial severance pay.

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4.7	The Employee undertakes that in any case in which he stops working with the Company, he will orderly transfer, in accordance with the Company’s instructions, his job duties to whomever the Company instructs, so as to enable such successor to continue performing the Employee’s duties in an orderly fashion without causing any harm to the Company.

4.8	The Employee undertakes to forthwith return to the Company upon termination of his work, or at any earlier date at the Company’s discretion, any property and/or assets of the Company in the Employee’s possession, including all documents, information, magnetic media and any other materials reaching him and/or prepared by him in connection with his work, and/or any assets and/or documents reaching him during or as part of his work. It is clarified that the Employee shall have no right of lien over any assets and/or documents and/or property belonging to the Company in the Employee’s possession and he hereby waives any such right of lien.

5.	Employee’s Declarations and Undertakings

The Employee hereby undertakes and declares as follows:

5.1	He has the skills and ability required to perform his duties as set forth in this Agreement and shall perform his duties with honesty, dedication, skills and fidelity and devote to his work his knowledge, time, efforts and talents.

5.2	The Employee declares that there is no legal and/or contractual and/or other hindrance, to prevent or restrict in any manner his entering into this Agreement.

5.3	The Employee undertakes to immediately notify the Company of any matter or subject in which he has personal interest and/or which may create a conflict of interests with his position.

5.4	As part of his position responsibilities, the Employee shall take any steps required for protecting the Company’s interests, its property, rights, good name and goodwill, including by refraining from making any acts and/or omissions which may harm and/or cause damages to the Company and to the extent required in the scope of his position - shall represent the Company in a proper manner.

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6.	Compensation

6.1	For his work and for fulfilling all of his duties under this Agreement, the Company will pay the Employee monthly compensation in the amount of NIS 38,000 (Employer’s cost), starting from the Employment Commencement Date. Such monthly compensation will automatically increase to the amount of NIS 52,000 (Employer’s costs) (regardless of whether the Employee choses to be provided with a car in accordance with section 13 below, or not), from the month in which the capital raising by the Company and/or its subsidiary 4Eyes Autonomous Ltd. is completed (whether by means of a capital investment or loan) in an aggregate amount not lower than US$ 1,000,000 (One Million U.S. dollars) (hereinafter: the "Financing Date"). Such monthly compensation will automatically increase once again to the amount of NIS 65,000 (Employer’s costs) (regardless of whether the Employee choses to be provided with a car in accordance with section 13 below, or not), from the month in which the capital raising by the Company and/or its subsidiary 4Eyes Autonomous Ltd. is completed (whether by means of a capital investment or loan) in an aggregate amount not lower than US$ 3,500,000 (Three Million and Five hundred thousand U.S. dollars). The monthly compensation will be made in accordance with the Company’s payment procedures. In view of the Employee’s position and duties and the expectation that such position requires working overtime, the above amount also represents global payment for working overtime (hereinafter: the "Compensation").

6.2	It is expressly declared and clarified that the Employee’s position also requires working during the weekends, national (and Jewish) holidays and sometimes beyond the ordinary hours of full time position. The nature of this position requires a special degree of personal trust, and/or such working conditions that do not enable the Company any supervision over the Employee’s hours of work and rest, and that therefore, the Hours of Work and Rest Law, 5711-1951 (hereinafter: the "Hours of Work and Rest Law”) shall not apply to the Employee. Therefore, the parties agree that the provisions of the said Law shall not apply to the Employee’s employment by the Company and that the Employee shall not be entitled to receive any additional consideration for his work, except as expressly provided in this Agreement.

6.3	The Employee shall bear all taxes and compulsory payments applicable in connection with all the amounts, benefits, rights and privileges granted to the Employee hereunder. The Company may withhold at the source, from any payment payable to the Employee any taxes and/or compulsory payments required under any law.

7.	Annual Bonus

So long as the Employee is employed in the position of CEO he will be entitled to an annual bonus as determined by the board of directors of the Company and subject to any approvals required under any law.

8.	Options

The Company shall allocate option warrants to the Employee from time to time to purchase shares of the Company pursuant to its employee stock option plan, in such amount and under such terms as determined by the board of directors of the Company and subject to any approvals required under any law.

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9.	Social Security Benefits

9.1	Annual Vacation: The Employee will be entitled during the term of this Agreement to 22 working days of vacation for each full year of employment. The utilization and redemption of vacation days shall in accordance with the provisions of the Annual Leave Law, 5718-1958 and in coordination with the Company and according to the Company's needs. The Employee shall make any efforts to utilize each year his entire annual leave quota, but if such utilization of the entire annual leave quota is not possible, the Employee may accumulate the annual leave days for a period of two years. Any vacation days not utilized during the above said period shall be redeemed at a value of a working day to be determined in accordance with the Employee’s Compensation and the Company will pay him such amounts.

9.2	Convalescence: The Employee shall be entitled to 10 days convalescence pay (dmei havraah) for each year in accordance with the tariff applicable from time to time under the prevailing extension orders. For part of a year, the Employee will receive partial convalescence pay.

9.3	Sick Leave: The Employee shall be entitled to such number of sick leave days as applicable under the law. The Employee shall be entitled to payment of his full salary starting from the first day of absence due to an illness.

9.4	Reserve Duty: The Employee shall be entitled to full Compensation from the Company during his reserve duty service. Any amount, however, paid to the Employee for such service, by the IDF or any other source, will be refunded to the Company by the Employee or be fully deducted from his salary. The Employee undertakes to furnish the Company with an appropriate confirmation about his active army reserve duty, for submission to the National Insurance Institute, so to enable the Company receive the applicable payments from the National Insurance Institute. To the extent that the refund from the National Insurance Institute exceeds the value of working day actually paid to the Employee in his salary for each reserve duty day, the Company will pay the Employee such difference.

10.	Pension Insurance

10.1	The Company shall procure pension insurance for the Employee at his election in a pension fund and/or managers’ insurance policy (hereinafter: the "Pension Arrangement").

10.2	The Company shall contribute to the Pension Arrangement elected by the Employee at the following rates:

10.2.1	To a pension fund - The Company shall contribute at its expense an amount equivalent to 8.33% of the monthly salary for severance pay plus 6% for Employer’s benefits. In addition, the Company shall deduct an amount equivalent to 5.5% of the Employee’s monthly salary, at the Employee’s expense, for pension (tagmulim) and deliver such amount to the Pension Arrangement.

10.2.2	To managers’ insurance - The Company shall contribute at its expense an amount equivalent to 8.33% of the monthly salary for severance pay plus 5% for Employer’s benefits. In addition, the Company shall deduct an amount equivalent to 5% of the Employee’s monthly salary, at the Employee’s expense, for benefits (tagmulim) and deliver such amount to the Pension Arrangement. In addition, the Company shall pay payments for securing a monthly income in case of disability, at the rate of up to 2.5% of the monthly salary or such other rate that would confer a disability pension to the Employee at the rate of 75% of the salary, whichever is lower.

10.3	Subject to full contribution by the Company as set forth above, the Company’s contributions for the pension component of the Pension Arrangement for the period in which such contributions were made shall come, for all intents and purposes, instead of severance pay pursuant to Section 14 of the Severance Pay Law, 5723-1963 (hereinafter: the "Severance Pay Law") and pursuant to the General Confirmation of the Minister of Labor and Social Affairs Regarding Payments of Employers to Pension Funds and Insurance Funds instead of Severance Pay, attached to this Agreement as Annex A.

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10.4	For the avoidance of doubt, it is hereby clarified that the Company waives its rights for any restitution for any amount paid by the Company to the policy and that it will release the full amount deposited in the policy/pension to the ownership of the Employee upon expiry of the labor relations. With reference to the Severance Pay as set forth above, the waiver is given save for the event that the Employee’s entitlement is denied pursuant to the provisions of Sections 16 or 17 of the Severance Pay Law, if any, or in the event that the Employee withdraws monies from the policy other than due to an “Entitling Event”. For this purpose, an “Entitling Event” means death, disability or retirement at the age of 60 or over.

11.	Advanced Study Fund

11.1	The Employee shall be entitled to contributions to a recognized advanced study fund (keren hishtalmut), of his choosing. The Company shall contribute at its expense an amount at the rate of 6.5% of the Employee’s monthly salary and transfer them to the fund, and the Employee shall contribute additional 2.5% to the advanced study fund from his salary and the Company shall transfer such as well to the advanced study fund.

11.2	The Employee shall bear all tax liabilities for any deposits to the advanced study fund that exceed the tax ceiling recognized for deposits to advanced study funds as such ceiling is defined from time in the Income Tax Regulations.

11.3	Upon termination of the Employee's employment by the Company, for any reason, the Company will release all payments accumulated in the advance study fund to the ownership of the Employee.

12.	Reimbursement of Expenses

The Employee shall be entitled to reimbursement of expenses, against appropriate receipts, including for travel and accommodation, all in accordance with the Company’s policies and procedures.

13.	Car

13.1	To the extent so elected by the Employee, starting from the Financing Date, the Company will make available a car for the Employee’s use (from the car category, the value of which exceeds a list price of NIS 180,000) and bear all the car expenses, including insurance, maintenance, fuel, parking while in duty and excluding fines, tickets for traffic offenses, deductibles demanded by the insurance company in case of an accident which is the Employee’s fault and private parking costs. The Employee will be responsible for the proper maintenance of the car and use it carefully and reasonably.

13.2	The taxes imposed on the Employee with respect to the car benefit (value of car use) shall apply to the Employee.

13.3	Upon termination/expiry of the Employee's employment with the Company, for any reason, the Employee will return the car to the Company.

14.	Confidentiality and Non-Competition

The Employee hereby undertakes towards the Company to comply with the provisions concerning confidentiality, non-competition, non-solicitation and assignment of intellectual property rights, as set forth in Annex B attached hereto. Without derogating from the generality of the aforesaid, the Employee is aware that the terms and conditions of this Agreement are personal and particularly designed for him and that maintaining them in confidence is very important to the Company, and undertakes to keep confidential the terms of his employment by the Company and not to disclose them to other/s, unless required to do so by any applicable laws. The Employee declares and agrees that the breach of any of the provisions of Annex B shall constitute a fundamental breach of this contract.

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15.	General

15.1	The Employee may, at any time and at his discretion, assign and transfer all his rights and obligations under this Agreement to a company controlled by him (hereinafter: the "Company Controlled by the Employee"), provided (a) the Company Controlled by the Employee supplies the services under this Agreement exclusively by the Employee; and (b) save for the adding of VAT, no changes shall occur with respect to the costs to the Company as provided herein.

15.2	No changes in the provisions of this Agreement shall be effective unless made in writing and signed by the parties.

15.3	All taxes and levies which the Company is required to deduct at source under any law, may be deducted from all payments, rights and benefits to which the Employee is entitled, at the expense of the Employee, unless otherwise expressly specified herein.

15.4	The Employee hereby undertakes to keep the contents of this Agreement fully confidential, including with respect to other employees of the Company, as those may be from time to time.

15.5	This Agreement expresses and reflects the entire agreement between the parties and embodies, replaces and revokes any representations, undertakings, covenants, agreements, negotiations, customs and practices whatsoever, memorandum of understanding, offers, summaries of discussions, letters of intent and any other agreements or documents of understanding or arrangements, prevailing or exchanged between the parties, all whether orally or in writing, prior to the signing of this Agreement, which shall all be of no effect, to the extent not expressly embodied in this Agreement.

15.6	If any provision and/or section of this Agreement, or any part thereof, is held by a court of competent jurisdiction to be inconsistent with the law or unenforceable, such judicial authority shall be asked to interpret such provision and/or section so as to allow the performance thereof in accordance with the parties’ intent, as such intent arises from the terms of this Agreement, and to the extent necessary, such provision and/or section or part thereof shall be limited or eliminated to the extent necessary so that the remaining provisions of this Agreement shall otherwise remain in effect.

15.7	A failure by one of the parties hereto to exercise any right does not constitute a comprehensive waiver of such right and such party may exercise such right again.

15.8	A breach of one or more of sections 4, 5, 6, 9, 12 and their subsections, shall be deemed a fundamental breach.

15.9	Any notice by one party to the other and any matter which under or in accordance with this Agreement requires a notice shall be made in writing.

15.10	The addresses of the parties hereto are as set forth in preamble to this Agreement. It is agreed that any notices sent by one party to the other party by registered mail shall be deemed to have been received by the other party 72 hours after being delivered to the post office and if delivered by hand, shall be deemed to have been immediately received.

15.11	This Agreement shall be governed by Israeli law and the competent courts in Tel Aviv-Yafo shall be the exclusive place of jurisdiction in connection with this Agreement.

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In Witness Whereof we have Set Our Hand

/s/ Haim Siboni		ASIA PITUACH (A.D.B.M.) LTD.
Haim Siboni	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	CFO

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Annex A

General Confirmation Regarding Payments of Employers to Pension Funds

and Insurance Funds instead of Severance Pay

(Under the Severance Pay Law, 5723-1963)

Pursuant to my authority under Section 14 of the Severance Pay Law, 5723-19631 (hereinafter: the "Law"), I authorize that payments paid by an employer as of the publication of this Confirmation, in respect of his employees, towards a comprehensive pension in a pension fund that is not an insurance fund as defined in the Income Tax Regulations (Rules for the Authorization and Administration of Provident Funds) 5724-19642 (hereinafter: the "Pension Fund"), or to a Manager’s Insurance Policy which includes the possibility of a pension in said insurance fund (hereinafter: the “Insurance Fund"), or a combination of payments to a pension plan and a plan which is not a pension plan, including payments paid by the employer combining payments to a pension fund and an insurance fund, whether or not the insurance fund includes a pension program (hereinafter: the "Employer’s Payments"), shall come in lieu of severance pay payable to said employee in respect of the salary from which such payments are made and in respect of the period in which said payments are made (hereinafter: the "Exempted Salary"), provided the following has been fulfilled:

(1)	Employer Payments

(A)	For Pension Fund are not less than 14 1/3% of the Exempted Salary or 12% of the Exempted Salary, if the Employer pays for his employee in addition, supplementary payments on behalf of the severance pay completion for a providence fund or Insurance Fund at the rate of 2 1/3% of the Exempted Salary. If the Employer does not pay in addition to the 12% also 2 1/3% as aforesaid, his payments will come in lieu of 72% of the severance pay of the employee only;

(B)	To the Insurance Fund are not less than one of the following:

(1)	13 1/3% of the Exempted Salary, if the Employer pays the employee additional payments to insure his monthly income in case of work disability, in a plan approved by the Supervisor of the Capital Market, Insurance and Savings in the Finance Ministry, at the lower of, a rate required to insure 75% of the Exempted Salary or 2½% of the Exempted Salary (hereinafter: the “Disability Insurance Payment").

(2)	11% of the Exempted Salary, if the Employer pays in addition also a disability insurance payment, and in such a case the Employer’s payments will come in lieu of 72% of the severance pay of the employee, only; if the Employer pays in addition to this also supplementary payments on behalf of the severance pay completion to a severance fund or to an insurance fund in the employee’s name at a percentage of 2 1/3% of the Exempted Salary, the Employer’s payments will come in lieu of 100% of the employee’s severance pay.

(2)	A written agreement must be made between the Employer and employee no later than three months after the commencement of the Employer Payments that include -

(A)	The employee agreement to the arrangement according to this Confirmation in a version detailing the Employer’s payments and the Pension Fund and the Insurance Fund, as the case may be; in such an agreement the version of this Confirmation will be also included;

(B)	An advance waiver of the Employer for any right that he/it could have, to have his payments refunded, unless the employee’s right to severance pay is denied by judgment according to sections 16 or 17 of the Law, or in case the employee withdrew monies from the Pension Fund or Insurance Fund not for an Entitling Event; For this purpose, an “Entitling Event” means - death, disability or retirement at the age of 60 or over.

(3)	This Confirmation does not derogate from the employee’s entitlement to severance pay according to the Law, collective agreement, extension order or personal employment agreement, for any salary above the Exempted Salary.

15th of Sivan, 5758 (June 9, 1998)

(HM 3-327)

Mr. Eliyahu Yishai
The Minister of Labor and Social Affairs

1 Journal of Laws 5723 (1963), Page 136

2 Collection of Regulations 5724 (1964), Page 1302

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Annex B

To the Employment Agreement between ASIA PITUACH (A.D.B.M.) LTD., (the "Company") and Haim Siboni (the "Employee") dated January 5, 2016

To

ASIA PITUACH (A.D.B.M.) LTD.

7 Jabotinsky Street, Ramat Gan

Israel

In addition to that stated in section 14 of the Agreement, and as I am employed in the position of CEO, I the undersigned, Haim Siboni, hereby undertake to the Company as follows:

1.	Confidentiality, Non-Competition and Non-Solicitation

1.1.	I hereby declare and confirm that I am aware of the fact that any information which was directly and/or indirectly provided and/or shall be provided and/or that came, and/or shall come to my knowledge during and/or as a result of my work with the Company, in connection with the Company, its business and activities, including without derogating from the generality of the foregoing, any business, financial, professional, technical, technological, commercial and economic information (hereinafter, jointly: the "Confidential Information"), is secret and valuable for the Company and its disclosure shall cause the Company significant harm and damage. All Confidential Information shall be and remain the exclusive property of the Company. Despite the aforesaid, the Confidential Information shall not include (a) Information which was known to the Employee prior to the Commencement of Employment with the Company; or (b) Is or becomes generally available in the public domain, including in the industry in which the Company and/or its subsidiaries are active, including by means of publication of academic papers or patent applications other than by reason of the Employee’s act or omission, constituting a breach of this Agreement; or (c) Reflects the general knowhow and experience acquired by the Employee during the term of his employment by the Company, or (d) Information which the Employee had developed independently, without using the Confidential Information received during his work with the Company.

1.2.	I further acknowledge that I am aware that during the course of my work I will learn and/or acquire confidential information of third parties as well, which as aforesaid is part of the Confidential Information with respect to which the Company is owing a confidentiality obligation to such third parties, the disclosure of which may cause the Company to breach its confidentiality obligations.

1.3.	I hereby undertake to keep in strict confidence all or any such Confidential Information, not to disclose it to other/s and not allow its exposure to other/s and not directly or indirectly make any use thereof, both during the course of my employment with the Company and for a period of 36 months thereafter, unless for the purpose of fulfilling my duties for the Company under my Employment Agreement. The provisions of this Agreement shall not apply to any Confidential Information required by law to be disclosed, or any Confidential Information ordered to be disclosed pursuant to an explicit direction of a competent authority.

1.4.	Without derogating from and further to my undertakings hereunder, I hereby undertake that immediately upon the termination/expiry of my work with the Company or at its demand, whichever is earlier, I will return to the Company any documents, objects etc. which contain or refer to any Confidential Information and I shall delete all files in my possession which contain any such Confidential Information.

1.5.	I hereby undertake to take all necessary precautions to prevent the loss of any such Confidential Information and/or the reaching of such Confidential Information and/or documents to the hands of third parties. I will immediately inform the Company of any event where any such Confidential Information is lost and/or reaches third parties.

1.6.	Further to my confidentiality undertakings and in view of the sensitive nature of the information to which I am exposed and my senior position and in order to protect such legitimate interests of the Company, I hereby undertake that both during the course of my employment with the Company and for a period of 12 months following the termination of the employee-employer relationship between me and the Company (hereinafter: the "Non-Competition Period") I shall not, directly and/or indirectly, work and/or provide services, either by myself or through any corporation on my behalf, as a salaried employee, self-employed person, consultant, partner, shareholder, director or otherwise, as part of or for any customer of the Company, or for any competitor company/entity, in any business competing with the Company’s business and refrain from any activities competing with the Company’s business.

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1.7.	Moreover, I further undertakes not to approach during my employment and during the Non-Competition Period any of the Company’s customers, suppliers and service providers, including such entities with whom the Company has conducted negotiations at the time of termination of my employment with the Company, with an intent to make them my customers, suppliers or service providers, respectively, and shall not propose any business transactions or services to them dealing with the same line of business in which the Company is active, other than in the name of the Company and as part of my duties towards the Company, and/or shall not receive from them (whether of my initiative or their initiative) either directly or indirectly, any position, invitation, offer, work, provision of service or business in which the Company is or has been engaged or, to my best knowledge, contemplated to engage.

1.8.	During the course of my employment with the Company and throughout the Non-Competition Period, I undertake to refrain from any solicitation of employees of the Company to leave their employment with the Company, to refrain from any solicitation of employees of the Company to work or serve another entity or employ them by any other entity.

2.	Intellectual Property

2.1.	Without derogating from the Company’s rights under any law or this Agreement, I hereby agree that all discoveries, ideas, developments, products, inventions (whether patentable, or registered as trademark, or not, or whether protectable as trademarks or not) copyrights, methods, plans, data, processes, technologies, drawings, specifications, documentation, records, etc. (hereinafter: the "Developments and Inventions") which I discovered and/or shall discover, developed and/or shall develop, invented and/or shall invent, created and/or shall create, conceived and/or shall conceive, as a result of my employment or in connection thereto, either alone or with others, are the full and exclusive property of the Company and I have no and shall have no ownership or rights of any kind whatsoever in or with respect thereto. I further agree that to the extent any formal or additional action is required on my part in connection with the Developments and Inventions, etc. for the purpose of exercising any of my above undertakings and obligations, including for the purpose of formally transferring title in any such Developments and Inventions to the Company, such as the assignment of rights thereto - I shall forthwith do any such actions as the Company may demand.

2.2.	For the avoidance of doubt, I hereby transfer and assign to the Company all my rights, including without limitation, the ownership and title and/or moral rights which I have or shall have in the future (if any) whether alone or together with others in or to the Developments and Inventions.

2.3.	For the avoidance of doubt, it is hereby clarified that the provisions of sections 2.1-2.3 above shall also apply with respect to a Service Invention, as such term is defined in the Patent Law, 5727-1967 (hereinafter: the "Patent Law") and that I shall have no rights whatsoever, including any property rights in any Service Inventions and that the provisions of Section 132(b) of said Law shall not apply, unless the Company agrees otherwise in writing.

2.4.	I shall not be entitled to any royalties, compensation or other payments and benefits of any kind whatsoever, for or in connection with the Developments and Inventions and/or in connection with the Service Invention and/or any commercial or other exploitation of the aforesaid, and it is hereby clarified, without derogating from the above, that I shall not be entitled to any consideration for the Service Invention in connection with Section 134 of the Patent Law.

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I hereby declare that I understand the nature of my undertakings and I am aware of their contents.

In Witness Whereof I have set my Hand:

ASIA PITUACH (A.D.B.M.) LTD.
/s/ Haim Siboni
Haim Siboni	By:	/s/ Eli Yoresh
	Name;	Eli Yoresh
	Title:	CFO

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